N E W S R E L E A S E

October 20, 2009

NEVSUN ANNOUNCES CDN $32.8 MILLION FINANCING

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) wishes to announce that it has entered into a non-brokered private placement financing of 11,500,000 common shares at $2.85 per share. The net proceeds from the offering will be used for general working capital purposes, including exploration and development of the Bisha Project.

The offering is scheduled to close on or before October 30, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including stock exchange approvals.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration under the U.S. Securities Act or an exemption therefrom.  This release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future dates and plans for proceeds.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-10.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com